FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2025 Earnings presentation (Supplementary information)

000 Supplementary information Q1 2025 30 April 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and- economic-information#quarterly-results). Sustainability information This presentation may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2024 Annual Financial Report, reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • climate-related conditions, regulations, targets and weather events; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

3 Important information • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; • acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

4 From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report. Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Quarterly series include minor adjustments related to i) aligning the reporting with changes to the management structure in Wealth; ii) improvements in certain profit sharing criteria between Retail & Commercial Banking and Cards; and iii) the usual annual adjustment perimeter of the Global Relationship Model. These adjustments do not affect Group results. For more information, see the quarterly financial report. Additional notes

5 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

6 Santander’s capital levels amply exceed minimum regulatory requirements 4.50% 12.86% 12-13% (operating range) 0.98% 2.50% 1.25% SyRB, 0.03% CCyB, 0.39% 1.83% 1.57% 1.50%2.44% 2.82% 2.40% 13.91% 17.24% >15% Regulatory Requirement 2025 Group ratios Mar-25 2025 target ratios CET1CCoB Pillar 1 AT1 G-SIB buffer2 T2 T2 AT1 Pillar 2 R Mar-25 +333bps +295bps 1 2 +321bps SREP CAPITAL REQUIREMENTS AND MDA* • CET1 ratio of 12.9%, at the top end of our 12-13% operating range for 2025 • The minimum CET1 to be maintained by the Group is 9.65% • As of Mar-25, the distance to the MDA is 295bps3 and the CET1 management buffer is 321bps • Our current estimate for the fully- loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025 year end * Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. (1) Estimated countercyclical buffer as of Mar-25. (2) Estimated systemic risk buffer as of Mar-25. (3) MDA trigger = 3.21% - 0.26% = 2.95% (26bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €72.8bn in Available Distributable Items, c.110 times the full Parent AT1 budgeted for 2025.

7 Diversified bond portfolio represents just 8% of total assets %, Mar-25 Spain 31% Poland 13% UK 7% Portugal 5% SCF 5% Mexico 10% US 10% Brazil 9% Chile 6% Rest of the Group 3% €152bn o/w HTC €96bn (63%) ALCO IRRBB €116bn Liquidity portfolio €35bn BOND PORTFOLIO • Bond portfolio represents 8% of total assets • HTC&S duration: 2.4 years • Mark to market impact of the HTC portfolio equivalent to just 1% of total CET1 (€82.2bn) €152bn

8 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes AT1 / Preferred shares and Tier 2 / Subordinated. 1.8 4.1 2.0 2.3 1.2 0.7 1.9 1.8 0.9 0.3 2.9 8.7 5.3 0.0 0.4 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Mar-25 Covered Bonds Senior Non- Preferred Senior Other 2025 2026 2027 2028 >2029 2.2 11.3 12.0 6.3 5.7 13.1 3.3 6.7 15.2 8.5 9.8 19.8 4.9 12.3 10.1 14.2 6.4 23.5 1.8 2.0 0.7 1.9 0.2 25.2 2029 Spain UK SCF Brazil US Other 2 3 €17.3bn1 ISSUED IN PUBLIC MARKETS IN Q1’25 VERY MANAGEABLE MATURITY PROFILE € bn, Mar-25 • Other includes issuances in Chile, Portugal, Argentina, Poland and Mexico

9 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 0 - 0.5 0.4 20 - 21 12.5 0.5 - 2 - 20.5 - 23.5 12.9 UK - - 7 - 8 3.5 4 - 5 3.0 11 - 13 6.5 SHUSA - - 3 - 4 1.9 - - 3 - 4 1.9 TOTAL 0 - 0.5 0.4 30 - 33 17.9 4.5 - 7 3.0 34.5 - 40.5 21.2 AT1 + Tier 2 SNP + Senior Covered Bonds TOTAL 2025 issuances against funding plan € bn, Mar-25 1 Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan. (2) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan. • Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth • MREL & TLAC ratios above regulatory requirements • Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers 2 1 EXECUTION OF 2025 FUNDING PLAN Banco Santander, S.A.’s 2025 funding plan contemplates the following: 2

10 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 32.4% 12.2% 4.2% 4.4% 3.9% 41.0% 16.1% % RWAs % LE 18.0% 6.8% 4.2% 7.7% 2.8% 29.9% 9.5% % RWAs % LE % and € bn Req. 36.6% SNP T2 CET1 Senior AT1 Sub debt % Req. 22.2% Distance to M-MDA €24.6bn 775bps €27.8bn 279bps €18.5bn 445bps €41.1bn 389bps 83.3 9.6 13.2 2.1 34.9 27.1 170.3 MREL instruments1 1 1 1 2 Requirement CBR Buffer (1) TLAC RWAs are €318bn and leverage exposure (LE) is €997bn. MREL RWAs are €415bn and leverage exposure is €1,057bn. (2) MREL Requirement based on RWAs from Jan-25: 32.39% + Combined Buffer Requirement (CBR). TLAC Mar-25(e) MREL Mar-25(e) Requirement CBR Buffer

11 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios € bn, Mar-25 Net Stable Funding Ratio (NSFR) Mar-25 Dec-24 Dec-24 Spain 2 148% 162% 122% UK 2 153% 154% 137% Portugal 143% 142% 120% Poland 213% 220% 156% SCF 269% 263% 116% US 203% 179% 120% Mexico 153% 212% 128% Brazil 156% 168% 114% Chile 215% 181% 112% Argentina 158% 226% 181% Group 157% 168% 126% 1 Liquidity Coverage Ratio (LCR) ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 423 36 84 170 1,064 217 66 1,082 1,571 1,571 Assets Liabilities HQLAs1 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: EUR 291 billion. See Glossary for definitions. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 145% in Mar-25 and 153% in Dec-24. See Glossary for definitions. 3 LIQUIDITY BALANCE SHEET €329bn o/w cash €165bn HQLA Level 1 314.9 HQLA Level 2 14.5 o/w Level 2A 7.2 o/w Level 2B 7.3

12 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

13 NIM (%) NII / Average earning assets Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Retail & Commercial Banking 3.19 3.18 3.14 3.26 3.12 Spain 2.55 2.75 2.66 2.48 2.57 United Kingdom 1.41 1.46 1.53 1.58 1.59 Mexico 5.78 5.80 5.98 6.23 6.14 Brazil 7.87 7.91 8.06 7.67 8.35 Digital Consumer Bank 4.48 4.34 4.28 4.43 4.26 DCB Europe 2.74 2.72 2.64 2.71 2.75 DCB US 6.97 7.06 6.94 6.76 6.32 Corporate & Investment Banking 1.16 1.03 0.92 1.09 0.90 Wealth Management & Insurance 3.43 3.25 3.11 3.00 2.59 Payments 7.70 7.77 7.25 7.84 7.51 TOTAL GROUP 2.97 2.89 2.79 2.92 2.73 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Spain 1.77 1.84 1.70 1.65 1.59 United Kingdom 1.46 1.52 1.58 1.64 1.65 Portugal 3.03 2.91 2.58 2.31 2.40 Poland 4.67 4.67 4.77 4.60 4.41 DCB Europe 2.74 2.72 2.64 2.71 2.75 US 3.16 3.10 3.02 3.03 3.02 Mexico 5.19 5.31 5.24 5.09 5.29 Brazil 5.36 5.36 5.21 5.14 5.11 Chile 2.38 3.33 3.60 3.80 3.73 Argentina 38.69 35.65 19.30 13.52 11.71

14 Yield on loans (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Retail & Commercial Banking 6.49 6.48 6.39 6.50 6.39 Spain 4.10 4.09 4.06 3.89 3.78 United Kingdom 3.79 3.93 4.07 4.13 4.14 Mexico 13.82 13.73 13.78 13.67 13.33 Brazil 16.24 16.46 16.57 16.70 16.54 Digital Consumer Bank 8.38 8.29 8.23 8.56 8.58 DCB Europe 5.65 5.76 5.73 5.80 5.82 DCB US 11.35 11.56 11.42 11.64 12.08 Corporate & Investment Banking 7.25 6.65 6.56 6.54 6.31 Wealth Management & Insurance 4.90 4.82 4.73 4.55 4.18 Payments 15.71 14.74 14.44 14.96 13.98 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Spain 4.56 4.48 4.44 4.25 4.07 United Kingdom 3.83 3.97 4.11 4.18 4.19 Portugal 5.05 4.90 4.72 4.34 4.29 Poland 8.00 7.88 7.95 7.85 7.81 DCB Europe 5.65 5.76 5.73 5.80 5.82 US 9.06 9.17 9.01 9.01 9.27 Mexico 14.50 14.43 14.47 14.25 13.47 Brazil 14.80 14.86 14.90 14.92 15.04 Chile 8.65 9.64 8.81 9.57 9.36 Argentina 54.85 38.08 28.35 28.33 28.23

15 Cost of deposits (%) * Payments’s cost of deposits is not provided as we do not consider it a relevant metric for this type of business. Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Retail & Commercial Banking 2.38 2.20 2.15 2.13 2.04 Spain 0.65 0.69 0.73 0.75 0.57 United Kingdom 2.16 2.15 2.07 2.00 1.93 Mexico 5.21 5.17 4.88 4.44 4.07 Brazil 7.22 7.12 7.26 7.33 8.24 Digital Consumer Bank 2.15 2.25 2.27 2.23 2.14 DCB Europe 2.25 2.32 2.34 2.28 2.14 DCB US 2.00 2.13 2.13 2.15 2.14 Corporate & Investment Banking 4.86 5.00 5.08 4.41 3.93 Wealth Management & Insurance 2.61 2.52 2.52 2.45 2.16 Payments* N/A N/A N/A N/A N/A Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Spain 0.99 0.96 0.90 0.96 0.75 United Kingdom 2.23 2.24 2.15 2.07 1.99 Portugal 0.86 0.98 1.16 0.98 0.85 Poland 1.51 1.52 1.48 1.48 1.52 DCB Europe 2.25 2.32 2.34 2.28 2.14 US 2.90 3.03 3.07 2.93 2.72 Mexico 5.55 5.51 5.23 4.80 4.36 Brazil 7.04 6.96 7.11 7.14 7.94 Chile 4.61 4.24 3.80 3.41 3.10 Argentina 21.49 10.84 6.17 4.54 4.11

16 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

17 Efficiency ratio (%) Q1'24 H1'24 9M'24 2024 Q1'25 Retail & Commercial Banking 40.7 39.2 39.1 39.5 39.4 Digital Consumer Bank 41.2 40.6 40.7 40.1 41.9 Corporate & Investment Banking 41.6 43.3 44.3 45.5 42.9 Wealth Management & Insurance 37.9 37.2 37.3 38.2 36.5 Payments 48.4 46.8 46.1 44.5 43.9 PagoNxt 107.5 103.0 99.4 93.6 90.3 Cards 32.3 31.0 30.4 30.1 30.2 TOTAL GROUP 42.6 41.6 41.7 41.8 41.8 Q1'24 H1'24 9M'24 2024 Q1'25 Spain 34.2 34.1 34.7 35.7 33.5 United Kingdom 58.4 57.7 56.0 55.9 53.7 Portugal 22.9 23.4 24.6 26.1 27.0 Poland 27.5 27.2 27.3 27.1 29.0 DCB Europe 47.1 46.2 46.5 45.9 47.5 US 50.3 50.5 50.4 50.5 50.0 Mexico 41.4 41.4 41.9 42.5 41.7 Brazil 33.0 32.4 32.0 32.1 32.8 Chile 42.5 39.2 37.4 36.0 34.5 Argentina 51.4 40.6 42.1 41.1 44.3

18 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

19 Stage coverage Exposure subject to impairment (EUR billion)* Coverage Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Stage 1 1,007 1,008 1,008 1,002 1,012 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 83 94 87 88 87 6.3% 5.6% 5.7% 5.6% 5.6% Stage 3 36 35 36 35 35 40.5% 41.2% 40.1% 40.6% 41.3% * Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 25 bn in March 2024, EUR 26 bn in June 2024, EUR 39 bn in September 2024, EUR 32 bn in December 2024 and EUR 34 bn in March 2025).

20 NPL ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Retail & Commercial Banking 3.21 3.14 3.27 3.18 3.12 Digital Consumer Bank 4.86 4.81 4.89 5.07 5.09 Corporate & Investment Banking 1.19 1.03 0.86 0.83 0.75 Wealth Management & Insurance 0.93 1.08 1.01 0.93 0.98 Payments 4.99 5.16 5.70 5.20 5.88 PagoNxt * N/A N/A N/A N/A N/A Cards 5.13 5.20 5.80 5.31 6.11 TOTAL GROUP 3.10 3.02 3.06 3.05 2.99 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Spain 3.00 2.91 2.80 2.68 2.56 United Kingdom 1.48 1.46 1.44 1.33 1.25 Portugal 2.63 2.42 2.47 2.40 2.25 Poland 3.57 3.40 3.91 3.66 3.52 DCB Europe 2.27 2.31 2.44 2.50 2.62 US 4.60 4.33 4.40 4.72 4.45 Mexico 2.74 2.78 2.70 2.71 2.79 Brazil 6.06 5.96 6.25 6.14 6.33 Chile 4.95 5.12 5.33 5.37 5.60 Argentina 1.84 1.51 1.79 2.06 2.32 * PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

21 NPL coverage ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Retail & Commercial Banking 60.7 61.6 57.9 58.5 59.0 Digital Consumer Bank 76.1 75.9 74.4 73.6 75.0 Corporate & Investment Banking 43.0 36.0 35.5 39.0 39.3 Wealth Management & Insurance 56.2 59.1 63.5 71.2 66.4 Payments 139.8 144.3 128.3 137.5 126.0 PagoNxt * N/A N/A N/A N/A N/A Cards 142.2 146.2 129.6 139.2 126.7 TOTAL GROUP 66.1 66.5 63.6 64.8 65.7 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Spain 49.8 50.1 50.0 52.6 52.8 United Kingdom 28.3 28.5 28.4 29.3 30.8 Portugal 80.9 79.9 78.1 79.4 81.7 Poland 74.9 75.1 66.3 61.9 63.7 DCB Europe 86.1 85.4 83.3 82.5 82.3 US 67.8 67.9 64.5 63.8 63.8 Mexico 100.7 102.5 104.0 100.4 101.8 Brazil 86.8 90.4 82.1 82.7 82.0 Chile 54.2 53.1 51.8 49.9 49.6 Argentina 147.3 145.2 161.0 177.1 155.4 * PagoNxt’s coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

22 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances Note: Percentages of total operating areas, excluding Corporate Centre. Retail, 58.1% Consumer, 31.5% CIB, 5.4% Wealth, 0.7% Payments, 4.3% Retail, 52.1%Consumer, 35.8% CIB, 3.2% Wealth, 0.7% Payments, 8.2% Spain, 21% United Kingdom, 9% Portugal, 3% Poland, 5% DCB Europe, 11% US, 19% Mexico, 4% Brazil, 19% Chile, 7% Argentina, 1% Rest of the Group, 2% Spain, 18% United Kingdom, 4% Portugal, 3% Poland, 5% DCB Europe, 13% US, 19% Mexico, 6% Brazil, 24% Chile, 6% Argentina, 1% Rest of the Group, 1%

23 Cost of risk (%) Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. * PagoNxt’s cost of risk is not provided as we do not consider it a relevant metric for this type of business. Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Retail & Commercial Banking 1.03 1.03 0.98 0.92 0.91 Digital Consumer Bank 2.12 2.17 2.12 2.16 2.14 Corporate & Investment Banking 0.14 0.15 0.21 0.09 0.08 Wealth Management & Insurance (0.06) 0.07 0.09 0.19 0.20 Payments 6.88 7.02 6.99 7.36 7.52 PagoNxt * N/A N/A N/A N/A N/A Cards 7.10 7.23 7.22 7.60 7.79 TOTAL GROUP 1.20 1.21 1.18 1.15 1.14 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Spain 0.59 0.56 0.52 0.50 0.49 United Kingdom 0.08 0.08 0.05 0.03 0.04 Portugal 0.19 0.12 0.07 0.03 (0.03) Poland 1.95 1.81 1.67 1.38 1.20 DCB Europe 0.67 0.72 0.75 0.88 0.92 US 1.98 2.06 1.94 1.82 1.73 Mexico 2.63 2.71 2.69 2.64 2.55 Brazil 4.79 4.77 4.78 4.51 4.61 Chile 0.85 0.97 1.09 1.19 1.26 Argentina 5.43 4.80 4.88 4.59 4.58

24 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

25 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 11,983 11,474 11,225 11,986 11,378 -5.1% 11,983 11,378 -5.0% Net fee income 3,240 3,237 3,189 3,344 3,369 +0.7% 3,240 3,369 +4.0% Gains (losses) on financial transactions and other 157 959 721 696 790 +13.5% 157 790 +403.2% Total revenue 15,380 15,670 15,135 16,026 15,537 -3.1% 15,380 15,537 +1.0% Operating expenses (6,547) (6,366) (6,349) (6,772) (6,489) -4.2% (6,547) (6,489) -0.9% Net operating income 8,833 9,304 8,786 9,254 9,048 -2.2% 8,833 9,048 +2.4% Net loan-loss provisions (3,125) (3,118) (2,976) (3,114) (3,161) +1.5% (3,125) (3,161) +1.2% Other gains (losses) and provisions (1,125) (1,261) (891) (1,540) (700) -54.5% (1,125) (700) -37.8% Profit before tax 4,583 4,925 4,919 4,600 5,187 +12.8% 4,583 5,187 +13.2% Consolidated profit 3,115 3,477 3,589 3,563 3,741 +5.0% 3,115 3,741 +20.1% Attributable profit 2,852 3,207 3,250 3,265 3,402 +4.2% 2,852 3,402 +19.3%

26 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 11,573 11,145 11,263 12,053 11,378 -5.6% 11,573 11,378 -1.7% Net fee income 3,100 3,115 3,189 3,360 3,369 +0.3% 3,100 3,369 +8.7% Gains (losses) on financial transactions and other 155 957 734 693 790 +14.0% 155 790 +409.6% Total revenue 14,828 15,216 15,186 16,106 15,537 -3.5% 14,828 15,537 +4.8% Operating expenses (6,363) (6,214) (6,381) (6,796) (6,489) -4.5% (6,363) (6,489) +2.0% Net operating income 8,465 9,003 8,805 9,310 9,048 -2.8% 8,465 9,048 +6.9% Net loan-loss provisions (2,949) (2,984) (2,989) (3,142) (3,161) +0.6% (2,949) (3,161) +7.2% Other gains (losses) and provisions (1,102) (1,241) (896) (1,554) (700) -55.0% (1,102) (700) -36.5% Profit before tax 4,413 4,778 4,920 4,614 5,187 +12.4% 4,413 5,187 +17.5% Consolidated profit 3,006 3,377 3,589 3,566 3,741 +4.9% 3,006 3,741 +24.5% Attributable profit 2,746 3,111 3,248 3,265 3,402 +4.2% 2,746 3,402 +23.9%

27 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

28 Retail & Commercial Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 7,139 6,857 6,807 7,134 6,721 -5.8% 7,139 6,721 -5.9% Net fee income 1,205 1,184 1,153 1,164 1,210 +3.9% 1,205 1,210 +0.4% Gains (losses) on financial transactions and other (284) 176 (21) (140) (36) -74.3% (284) (36) -87.3% Total revenue 8,061 8,217 7,939 8,158 7,895 -3.2% 8,061 7,895 -2.1% Operating expenses (3,285) (3,098) (3,082) (3,331) (3,113) -6.6% (3,285) (3,113) -5.2% Net operating income 4,776 5,118 4,856 4,827 4,782 -0.9% 4,776 4,782 +0.1% Net loan-loss provisions (1,523) (1,563) (1,371) (1,387) (1,431) +3.1% (1,523) (1,431) -6.1% Other gains (losses) and provisions (838) (727) (478) (832) (528) -36.5% (838) (528) -37.0% Profit before tax 2,414 2,828 3,007 2,608 2,823 +8.2% 2,414 2,823 +16.9% Consolidated profit 1,634 1,957 2,185 1,993 2,065 +3.6% 1,634 2,065 +26.4% Attributable profit 1,539 1,835 2,012 1,862 1,902 +2.1% 1,539 1,902 +23.6%

29 Retail & Commercial Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 6,849 6,626 6,794 7,166 6,721 -6.2% 6,849 6,721 -1.9% Net fee income 1,134 1,122 1,147 1,174 1,210 +3.1% 1,134 1,210 +6.7% Gains (losses) on financial transactions and other (277) 170 (12) (141) (36) -74.5% (277) (36) -87.0% Total revenue 7,706 7,918 7,930 8,199 7,895 -3.7% 7,706 7,895 +2.4% Operating expenses (3,141) (2,983) (3,077) (3,337) (3,113) -6.7% (3,141) (3,113) -0.9% Net operating income 4,565 4,935 4,853 4,862 4,782 -1.6% 4,565 4,782 +4.7% Net loan-loss provisions (1,405) (1,471) (1,363) (1,402) (1,431) +2.0% (1,405) (1,431) +1.9% Other gains (losses) and provisions (818) (708) (480) (840) (528) -37.1% (818) (528) -35.4% Profit before tax 2,342 2,756 3,010 2,620 2,823 +7.8% 2,342 2,823 +20.5% Consolidated profit 1,586 1,903 2,185 2,000 2,065 +3.2% 1,586 2,065 +30.2% Attributable profit 1,491 1,783 2,009 1,866 1,902 +1.9% 1,491 1,902 +27.5%

30 Retail & Commercial Banking Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,472 1,471 1,495 1,430 1,467 +2.6% 1,472 1,467 -0.4% Net fee income 283 276 270 245 291 +19.0% 283 291 +2.9% Total revenue 1,780 1,818 1,800 1,673 1,794 +7.2% 1,780 1,794 +0.8% Operating expenses (567) (558) (562) (600) (571) -5.0% (567) (571) +0.7% Net loan-loss provisions (284) (287) (230) (292) (291) -0.2% (284) (291) +2.8% Profit before tax 580 739 905 573 810 +41.3% 580 810 +39.7%

31 Retail & Commercial Banking UK (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,119 1,128 1,189 1,236 1,224 -1.0% 1,119 1,224 +9.4% Net fee income 1 (16) (2) (15) 5 — 1 5 +699.3% Total revenue 1,112 1,112 1,193 1,200 1,190 -0.9% 1,112 1,190 +7.0% Operating expenses (651) (643) (632) (675) (638) -5.4% (651) (638) -1.9% Net loan-loss provisions (9) (11) (17) 23 (36) — (9) (36) +310.2% Profit before tax 368 400 451 382 348 -8.9% 368 348 -5.4%

32 Retail & Commercial Banking UK (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,147 1,152 1,202 1,232 1,224 -0.6% 1,147 1,224 +6.8% Net fee income 1 (16) (2) (16) 5 — 1 5 +680.2% Total revenue 1,139 1,135 1,207 1,196 1,190 -0.5% 1,139 1,190 +4.4% Operating expenses (667) (656) (639) (672) (638) -5.0% (667) (638) -4.3% Net loan-loss provisions (9) (11) (17) 23 (36) — (9) (36) +300.4% Profit before tax 377 408 456 380 348 -8.4% 377 348 -7.7%

33 Retail & Commercial Banking UK (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 958 963 1,004 1,029 1,023 -0.6% 958 1,023 +6.8% Net fee income 1 (13) (2) (13) 4 — 1 4 +680.2% Total revenue 952 948 1,008 999 994 -0.5% 952 994 +4.4% Operating expenses (557) (549) (534) (562) (533) -5.0% (557) (533) -4.3% Net loan-loss provisions (8) (9) (14) 20 (30) — (8) (30) +300.4% Profit before tax 315 341 381 317 291 -8.4% 315 291 -7.7%

34 Retail & Commercial Banking Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 819 804 747 765 756 -1.1% 819 756 -7.6% Net fee income 175 197 171 156 171 +10.2% 175 171 -2.2% Total revenue 969 1,009 899 893 896 +0.4% 969 896 -7.5% Operating expenses (432) (440) (418) (467) (397) -14.9% (432) (397) -8.1% Net loan-loss provisions (205) (211) (143) (96) (135) +40.4% (205) (135) -34.3% Profit before tax 323 346 328 320 343 +7.2% 323 343 +6.0%

35 Retail & Commercial Banking Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 703 694 722 759 756 -0.4% 703 756 +7.6% Net fee income 150 170 166 156 171 +10.0% 150 171 +13.9% Total revenue 832 870 870 888 896 +0.9% 832 896 +7.7% Operating expenses (371) (380) (403) (460) (397) -13.6% (371) (397) +7.1% Net loan-loss provisions (176) (182) (142) (101) (135) +32.7% (176) (135) -23.5% Profit before tax 278 299 316 317 343 +8.0% 278 343 +23.5%

36 Retail & Commercial Banking Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 15,100 14,901 15,512 16,307 16,244 -0.4% 15,100 16,244 +7.6% Net fee income 3,233 3,654 3,557 3,350 3,683 +10.0% 3,233 3,683 +13.9% Total revenue 17,874 18,698 18,679 19,085 19,252 +0.9% 17,874 19,252 +7.7% Operating expenses (7,970) (8,162) (8,661) (9,870) (8,533) -13.6% (7,970) (8,533) +7.1% Net loan-loss provisions (3,781) (3,903) (3,044) (2,179) (2,892) +32.7% (3,781) (2,892) -23.5% Profit before tax 5,962 6,419 6,789 6,818 7,360 +8.0% 5,962 7,360 +23.5%

37 Retail & Commercial Banking Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,759 1,740 1,695 1,600 1,534 -4.2% 1,759 1,534 -12.8% Net fee income 397 409 376 348 359 +3.1% 397 359 -9.6% Total revenue 2,117 2,180 1,975 1,948 1,878 -3.6% 2,117 1,878 -11.3% Operating expenses (843) (799) (746) (763) (761) -0.3% (843) (761) -9.8% Net loan-loss provisions (753) (751) (740) (730) (718) -1.6% (753) (718) -4.7% Profit before tax 337 408 319 288 233 -19.2% 337 233 -30.8%

38 Retail & Commercial Banking Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,537 1,586 1,674 1,619 1,534 -5.2% 1,537 1,534 -0.2% Net fee income 347 373 372 353 359 +1.6% 347 359 +3.5% Total revenue 1,849 1,985 1,958 1,969 1,878 -4.6% 1,849 1,878 +1.6% Operating expenses (737) (729) (740) (770) (761) -1.2% (737) (761) +3.3% Net loan-loss provisions (658) (684) (730) (736) (718) -2.4% (658) (718) +9.1% Profit before tax 294 371 318 294 233 -20.9% 294 233 -20.8%

39 Retail & Commercial Banking Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 9,456 9,756 10,300 9,959 9,436 -5.2% 9,456 9,436 -0.2% Net fee income 2,135 2,294 2,290 2,174 2,209 +1.6% 2,135 2,209 +3.5% Total revenue 11,377 12,214 12,044 12,115 11,555 -4.6% 11,377 11,555 +1.6% Operating expenses (4,532) (4,485) (4,555) (4,737) (4,681) -1.2% (4,532) (4,681) +3.3% Net loan-loss provisions (4,049) (4,208) (4,490) (4,526) (4,419) -2.4% (4,049) (4,419) +9.1% Profit before tax 1,809 2,281 1,954 1,811 1,433 -20.9% 1,809 1,433 -20.8%

40 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 2,710 2,655 2,614 2,797 2,756 -1.5% 2,710 2,756 +1.7% Net fee income 354 387 373 394 339 -13.8% 354 339 -4.2% Gains (losses) on financial transactions and other 119 222 146 139 138 -0.4% 119 138 +16.1% Total revenue 3,184 3,265 3,133 3,330 3,234 -2.9% 3,184 3,234 +1.6% Operating expenses (1,311) (1,307) (1,278) (1,287) (1,357) +5.4% (1,311) (1,357) +3.5% Net operating income 1,873 1,958 1,855 2,043 1,878 -8.1% 1,873 1,878 +0.2% Net loan-loss provisions (1,137) (1,056) (1,121) (1,248) (1,119) -10.3% (1,137) (1,119) -1.6% Other gains (losses) and provisions (118) (180) (112) (530) (84) -84.1% (118) (84) -28.4% Profit before tax 618 723 622 265 674 +154.6% 618 674 +9.1% Consolidated profit 536 668 507 222 558 +151.1% 536 558 +4.1% Attributable profit 463 606 436 153 492 +220.8% 463 492 +6.1%

41 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 2,707 2,656 2,663 2,819 2,756 -2.2% 2,707 2,756 +1.8% Net fee income 349 381 376 396 339 -14.3% 349 339 -2.7% Gains (losses) on financial transactions and other 123 226 150 139 138 -0.2% 123 138 +12.4% Total revenue 3,179 3,263 3,189 3,354 3,234 -3.6% 3,179 3,234 +1.7% Operating expenses (1,319) (1,312) (1,303) (1,296) (1,357) +4.6% (1,319) (1,357) +2.8% Net operating income 1,860 1,951 1,886 2,058 1,878 -8.8% 1,860 1,878 +1.0% Net loan-loss provisions (1,129) (1,053) (1,148) (1,261) (1,119) -11.3% (1,129) (1,119) -0.9% Other gains (losses) and provisions (117) (180) (113) (536) (84) -84.3% (117) (84) -27.9% Profit before tax 613 717 625 260 674 +158.9% 613 674 +9.9% Consolidated profit 535 669 512 218 558 +156.4% 535 558 +4.3% Attributable profit 463 608 441 149 492 +229.7% 463 492 +6.3%

42 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,095 1,092 1,069 1,105 1,112 +0.6% 1,095 1,112 +1.6% Net fee income 220 231 229 222 188 -15.6% 220 188 -14.6% Total revenue 1,410 1,444 1,398 1,427 1,402 -1.7% 1,410 1,402 -0.5% Operating expenses (665) (655) (656) (629) (667) +6.0% (665) (667) +0.3% Net loan-loss provisions (276) (308) (279) (345) (336) -2.8% (276) (336) +21.7% Profit before tax 401 356 402 (28) 357 — 401 357 -11.0%

43 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,095 1,094 1,073 1,109 1,112 +0.3% 1,095 1,112 +1.5% Net fee income 220 231 229 222 188 -15.6% 220 188 -14.7% Total revenue 1,411 1,447 1,403 1,431 1,402 -2.0% 1,411 1,402 -0.6% Operating expenses (665) (655) (658) (630) (667) +5.8% (665) (667) +0.3% Net loan-loss provisions (275) (311) (280) (346) (336) -2.9% (275) (336) +21.8% Profit before tax 401 355 404 (31) 357 — 401 357 -11.0%

44 Digital Consumer Bank US (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,143 1,179 1,138 1,191 1,221 +2.5% 1,143 1,221 +6.8% Net fee income 64 67 75 97 84 -12.5% 64 84 +31.2% Total revenue 1,304 1,352 1,279 1,361 1,362 +0.0% 1,304 1,362 +4.4% Operating expenses (545) (547) (525) (542) (574) +5.9% (545) (574) +5.3% Net loan-loss provisions (610) (537) (641) (677) (524) -22.6% (610) (524) -14.2% Profit before tax 121 235 85 111 236 +113.2% 121 236 +95.3%

45 Digital Consumer Bank US (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,179 1,207 1,188 1,207 1,221 +1.1% 1,179 1,221 +3.6% Net fee income 66 69 78 98 84 -14.0% 66 84 +27.2% Total revenue 1,345 1,383 1,336 1,380 1,362 -1.3% 1,345 1,362 +1.2% Operating expenses (562) (560) (549) (549) (574) +4.5% (562) (574) +2.1% Net loan-loss provisions (629) (549) (669) (687) (524) -23.7% (629) (524) -16.8% Profit before tax 125 241 90 112 236 +111.4% 125 236 +89.4%

46 Digital Consumer Bank US (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,240 1,270 1,250 1,271 1,285 +1.1% 1,240 1,285 +3.6% Net fee income 70 72 82 103 89 -14.0% 70 89 +27.2% Total revenue 1,415 1,456 1,406 1,452 1,433 -1.3% 1,415 1,433 +1.2% Operating expenses (591) (589) (577) (578) (604) +4.5% (591) (604) +2.1% Net loan-loss provisions (662) (578) (704) (723) (551) -23.7% (662) (551) -16.8% Profit before tax 131 253 94 117 248 +111.4% 131 248 +89.4%

47 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,053 962 895 1,079 953 -11.7% 1,053 953 -9.5% Net fee income 654 626 612 656 716 +9.1% 654 716 +9.4% Gains (losses) on financial transactions and other 415 469 581 337 552 +63.8% 415 552 +33.0% Total revenue 2,123 2,056 2,088 2,072 2,220 +7.2% 2,123 2,220 +4.6% Operating expenses (883) (928) (962) (1,021) (952) -6.7% (883) (952) +7.8% Net operating income 1,240 1,128 1,126 1,051 1,268 +20.7% 1,240 1,268 +2.3% Net loan-loss provisions (40) (52) (62) (16) (13) -21.3% (40) (13) -68.0% Other gains (losses) and provisions (78) (46) (100) (130) (22) -83.3% (78) (22) -72.2% Profit before tax 1,121 1,029 964 904 1,234 +36.4% 1,121 1,234 +10.0% Consolidated profit 770 736 695 750 865 +15.4% 770 865 +12.3% Attributable profit 716 689 647 695 806 +16.0% 716 806 +12.6%

48 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,005 919 901 1,090 953 -12.6% 1,005 953 -5.2% Net fee income 644 616 618 660 716 +8.5% 644 716 +11.2% Gains (losses) on financial transactions and other 408 475 582 338 552 +63.1% 408 552 +35.3% Total revenue 2,057 2,010 2,101 2,088 2,220 +6.3% 2,057 2,220 +7.9% Operating expenses (870) (916) (974) (1,027) (952) -7.3% (870) (952) +9.4% Net operating income 1,187 1,094 1,127 1,061 1,268 +19.6% 1,187 1,268 +6.8% Net loan-loss provisions (39) (51) (63) (18) (13) -26.9% (39) (13) -67.0% Other gains (losses) and provisions (77) (46) (102) (130) (22) -83.3% (77) (22) -72.1% Profit before tax 1,071 997 962 913 1,234 +35.1% 1,071 1,234 +15.2% Consolidated profit 737 715 692 753 865 +14.9% 737 865 +17.4% Attributable profit 685 669 643 698 806 +15.5% 685 806 +17.7%

49 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 449 430 419 408 375 -8.2% 449 375 -16.3% Net fee income 365 356 369 408 419 +2.9% 365 419 +14.8% Gains (losses) on financial transactions and other 91 146 152 211 225 +6.9% 91 225 +146.5% Total revenue 905 932 940 1,027 1,019 -0.7% 905 1,019 +12.6% Operating expenses (343) (341) (351) (417) (372) -10.8% (343) (372) +8.5% Net operating income 562 591 589 610 647 +6.2% 562 647 +15.2% Net loan-loss provisions (4) (13) (9) (18) (8) -57.7% (4) (8) +99.7% Other gains (losses) and provisions (27) (2) (8) 15 (1) — (27) (1) -97.3% Profit before tax 531 575 572 606 639 +5.4% 531 639 +20.3% Consolidated profit 396 437 452 465 497 +6.8% 396 497 +25.4% Attributable profit 376 418 433 445 471 +6.0% 376 471 +25.2%

50 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 447 428 422 410 375 -8.5% 447 375 -16.1% Net fee income 360 350 371 409 419 +2.5% 360 419 +16.5% Gains (losses) on financial transactions and other 84 138 150 212 225 +6.4% 84 225 +169.3% Total revenue 891 916 943 1,031 1,019 -1.1% 891 1,019 +14.5% Operating expenses (339) (337) (354) (418) (372) -11.0% (339) (372) +9.9% Net operating income 552 580 589 612 647 +5.7% 552 647 +17.3% Net loan-loss provisions (4) (13) (9) (18) (8) -58.4% (4) (8) +97.3% Other gains (losses) and provisions (27) (2) (8) 15 (1) — (27) (1) -97.3% Profit before tax 521 564 572 609 639 +5.0% 521 639 +22.7% Consolidated profit 388 428 452 466 497 +6.5% 388 497 +28.1% Attributable profit 368 409 432 446 471 +5.7% 368 471 +28.0%

51 Payments (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 662 639 586 680 685 +0.7% 662 685 +3.4% Net fee income 662 682 691 725 693 -4.4% 662 693 +4.7% Gains (losses) on financial transactions and other (6) 19 13 107 5 -95.3% (6) 5 — Total revenue 1,318 1,341 1,289 1,512 1,383 -8.5% 1,318 1,383 +5.0% Operating expenses (639) (606) (574) (611) (608) -0.6% (639) (608) -4.8% Net operating income 679 735 715 901 776 -13.9% 679 776 +14.2% Net loan-loss provisions (418) (434) (414) (448) (492) +9.7% (418) (492) +17.6% Other gains (losses) and provisions (23) (265) (33) (39) (36) -7.3% (23) (36) +58.2% Profit before tax 238 36 267 414 248 -40.1% 238 248 +4.0% Consolidated profit 136 (70) 152 275 150 -45.4% 136 150 +10.3% Attributable profit 115 (90) 126 252 126 -50.1% 115 126 +9.0%

52 Payments (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 596 584 577 681 685 +0.7% 596 685 +15.0% Net fee income 614 644 685 725 693 -4.4% 614 693 +12.9% Gains (losses) on financial transactions and other (5) 21 13 101 5 -95.0% (5) 5 — Total revenue 1,205 1,249 1,276 1,507 1,383 -8.2% 1,205 1,383 +14.8% Operating expenses (607) (579) (572) (613) (608) -0.9% (607) (608) +0.1% Net operating income 598 670 704 894 776 -13.2% 598 776 +29.7% Net loan-loss provisions (370) (396) (406) (446) (492) +10.1% (370) (492) +32.9% Other gains (losses) and provisions (22) (265) (33) (38) (36) -6.4% (22) (36) +62.4% Profit before tax 206 10 264 409 248 -39.3% 206 248 +20.5% Consolidated profit 116 (87) 151 271 150 -44.6% 116 150 +29.3% Attributable profit 97 (106) 124 248 126 -49.3% 97 126 +30.3%

53 PagoNxt (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 31 31 35 35 38 +9.7% 31 38 +23.9% Net fee income 224 233 241 261 245 -6.3% 224 245 +9.3% Gains (losses) on financial transactions and other 29 36 35 50 34 -31.6% 29 34 +17.8% Total revenue 283 300 311 346 317 -8.4% 283 317 +11.8% Operating expenses (304) (297) (288) (271) (286) +5.6% (304) (286) -6.1% Net operating income (21) 4 23 75 31 -59.0% (21) 31 — Net loan-loss provisions (4) (5) (3) (4) (6) +58.7% (4) (6) +50.1% Other gains (losses) and provisions (2) (256) (15) (23) (12) -47.4% (2) (12) +403.5% Profit before tax (27) (258) 4 48 13 -73.5% (27) 13 — Consolidated profit (37) (265) (17) 28 9 -68.8% (37) 9 — Attributable profit (39) (265) (21) 26 4 -83.1% (39) 4 —

54 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 27 29 34 35 38 +9.8% 27 38 +39.3% Net fee income 206 218 239 260 245 -6.1% 206 245 +18.8% Gains (losses) on financial transactions and other 29 36 35 50 34 -31.8% 29 34 +19.1% Total revenue 262 283 308 345 317 -8.2% 262 317 +21.0% Operating expenses (292) (287) (287) (272) (286) +5.3% (292) (286) -2.1% Net operating income (30) (4) 22 73 31 -58.1% (30) 31 — Net loan-loss provisions (3) (5) (3) (4) (6) +55.6% (3) (6) +69.4% Other gains (losses) and provisions (2) (256) (15) (22) (12) -46.4% (2) (12) +488.0% Profit before tax (36) (265) 4 47 13 -72.8% (36) 13 — Consolidated profit (43) (269) (17) 28 9 -67.8% (43) 9 — Attributable profit (45) (270) (21) 25 4 -82.4% (45) 4 —

55 Cards (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 632 608 551 645 647 +0.3% 632 647 +2.4% Net fee income 438 449 450 464 449 -3.2% 438 449 +2.4% Gains (losses) on financial transactions and other (35) (17) (22) 57 (29) — (35) (29) -17.6% Total revenue 1,035 1,040 978 1,166 1,067 -8.5% 1,035 1,067 +3.1% Operating expenses (334) (309) (286) (340) (322) -5.5% (334) (322) -3.7% Net operating income 701 731 692 826 745 -9.8% 701 745 +6.4% Net loan-loss provisions (414) (429) (410) (444) (486) +9.3% (414) (486) +17.3% Other gains (losses) and provisions (20) (9) (19) (16) (24) +50.4% (20) (24) +17.7% Profit before tax 266 294 263 366 235 -35.6% 266 235 -11.5% Consolidated profit 173 194 169 247 141 -42.7% 173 141 -18.4% Attributable profit 155 175 147 226 121 -46.3% 155 121 -21.6%

56 Cards (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 568 555 543 646 647 +0.2% 568 647 +13.8% Net fee income 408 426 446 465 449 -3.5% 408 449 +9.9% Gains (losses) on financial transactions and other (33) (14) (22) 51 (29) — (33) (29) -13.2% Total revenue 943 966 968 1,162 1,067 -8.2% 943 1,067 +13.1% Operating expenses (315) (292) (285) (342) (322) -5.9% (315) (322) +2.2% Net operating income 628 674 682 820 745 -9.2% 628 745 +18.6% Net loan-loss provisions (366) (391) (403) (443) (486) +9.7% (366) (486) +32.6% Other gains (losses) and provisions (20) (9) (19) (16) (24) +49.8% (20) (24) +19.1% Profit before tax 242 275 261 362 235 -35.0% 242 235 -2.7% Consolidated profit 159 183 167 244 141 -42.0% 159 141 -11.0% Attributable profit 141 164 145 223 121 -45.5% 141 121 -14.2%

57 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income (31) (69) (95) (113) (112) -1.4% (31) (112) +262.3% Net fee income (1) 2 (8) (3) (9) +199.4% (1) (9) +540.6% Gains (losses) on financial transactions and other (178) (74) (150) 44 (95) — (178) (95) -46.7% Total revenue (210) (140) (254) (72) (215) +199.7% (210) (215) +2.6% Operating expenses (87) (86) (101) (104) (87) -15.8% (87) (87) -0.1% Net operating income (297) (227) (355) (176) (303) +72.3% (297) (303) +1.8% Net loan-loss provisions (2) (0) 1 3 (99) — (2) (99) — Other gains (losses) and provisions (41) (40) (160) (25) (30) +21.1% (41) (30) -26.8% Profit before tax (340) (266) (514) (197) (431) +119.2% (340) (431) +26.9% Consolidated profit (357) (252) (403) (142) (394) +177.1% (357) (394) +10.3% Attributable profit (357) (252) (403) (142) (394) +177.5% (357) (394) +10.2%

58 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

59 Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,816 1,840 1,799 1,802 1,779 -1.2% 1,816 1,779 -2.0% Net fee income 746 738 707 676 767 +13.4% 746 767 +2.9% Gains (losses) on financial transactions and other 455 471 477 448 584 +30.4% 455 584 +28.4% Total revenue 3,016 3,048 2,983 2,926 3,130 +7.0% 3,016 3,130 +3.8% Operating expenses (1,032) (1,033) (1,073) (1,133) (1,049) -7.5% (1,032) (1,049) +1.6% Net operating income 1,984 2,015 1,911 1,793 2,081 +16.1% 1,984 2,081 +4.9% Net loan-loss provisions (331) (327) (279) (322) (304) -5.6% (331) (304) -8.3% Other gains (losses) and provisions (417) (244) (119) (224) (133) -40.5% (417) (133) -68.1% Profit before tax 1,236 1,445 1,512 1,247 1,645 +31.9% 1,236 1,645 +33.1% Consolidated profit 772 984 1,081 925 1,147 +24.0% 772 1,147 +48.6% Attributable profit 772 984 1,081 925 1,147 +23.9% 772 1,147 +48.6%

60 United Kingdom (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,185 1,196 1,256 1,313 1,298 -1.1% 1,185 1,298 +9.5% Net fee income 79 64 80 61 82 +34.4% 79 82 +4.5% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) +131.1% (7) (40) +454.2% Total revenue 1,257 1,260 1,344 1,356 1,341 -1.2% 1,257 1,341 +6.7% Operating expenses (734) (717) (710) (756) (720) -4.8% (734) (720) -1.9% Net operating income 523 542 634 600 621 +3.4% 523 621 +18.7% Net loan-loss provisions (17) (44) (37) 34 (52) — (17) (52) +202.4% Other gains (losses) and provisions (91) (64) (108) (179) (186) +4.5% (91) (186) +105.3% Profit before tax 415 434 489 456 382 -16.3% 415 382 -7.9% Consolidated profit 305 325 346 331 285 -13.9% 305 285 -6.7% Attributable profit 305 325 346 331 285 -13.9% 305 285 -6.7%

61 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,214 1,221 1,270 1,308 1,298 -0.8% 1,214 1,298 +6.9% Net fee income 81 65 81 61 82 +35.5% 81 82 +2.0% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) +128.1% (7) (40) +441.0% Total revenue 1,288 1,286 1,359 1,351 1,341 -0.8% 1,288 1,341 +4.1% Operating expenses (752) (732) (717) (753) (720) -4.4% (752) (720) -4.3% Net operating income 535 554 641 598 621 +3.8% 535 621 +15.9% Net loan-loss provisions (18) (45) (37) 35 (52) — (18) (52) +195.2% Other gains (losses) and provisions (93) (65) (109) (179) (186) +4.0% (93) (186) +100.4% Profit before tax 425 444 495 454 382 -15.9% 425 382 -10.1% Consolidated profit 313 332 350 329 285 -13.6% 313 285 -9.0% Attributable profit 313 332 350 329 285 -13.6% 313 285 -9.0%

62 United Kingdom (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,015 1,020 1,061 1,093 1,085 -0.8% 1,015 1,085 +6.9% Net fee income 67 54 68 51 69 +35.5% 67 69 +2.0% Gains (losses) on financial transactions and other (6) 0 7 (15) (33) +128.1% (6) (33) +441.0% Total revenue 1,076 1,075 1,135 1,129 1,120 -0.8% 1,076 1,120 +4.1% Operating expenses (629) (612) (599) (630) (602) -4.4% (629) (602) -4.3% Net operating income 447 463 536 500 519 +3.8% 447 519 +15.9% Net loan-loss provisions (15) (38) (31) 29 (44) — (15) (44) +195.2% Other gains (losses) and provisions (78) (54) (91) (150) (156) +4.0% (78) (156) +100.4% Profit before tax 355 371 414 379 319 -15.9% 355 319 -10.1% Consolidated profit 261 277 292 275 238 -13.6% 261 238 -9.0% Attributable profit 261 277 292 275 238 -13.6% 261 238 -9.0%

63 Portugal (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 431 413 373 332 348 +4.8% 431 348 -19.2% Net fee income 127 115 115 110 126 +13.9% 127 126 -1.2% Gains (losses) on financial transactions and other 26 30 13 16 29 +85.4% 26 29 +12.4% Total revenue 584 558 500 458 503 +9.7% 584 503 -13.9% Operating expenses (134) (134) (137) (143) (136) -5.2% (134) (136) +1.4% Net operating income 450 425 363 315 367 +16.5% 450 367 -18.4% Net loan-loss provisions (7) 5 (7) (1) 14 — (7) 14 — Other gains (losses) and provisions (3) (36) (5) (18) (1) -95.0% (3) (1) -67.6% Profit before tax 440 394 351 296 380 +28.4% 440 380 -13.6% Consolidated profit 303 260 230 210 279 +32.9% 303 279 -8.2% Attributable profit 303 260 229 209 278 +33.0% 303 278 -8.2%

64 Poland (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 686 697 727 733 744 +1.5% 686 744 +8.5% Net fee income 176 163 170 166 189 +14.2% 176 189 +7.8% Gains (losses) on financial transactions and other (28) 17 25 22 (50) — (28) (50) +79.1% Total revenue 834 878 923 921 883 -4.2% 834 883 +5.9% Operating expenses (229) (237) (252) (246) (256) +3.9% (229) (256) +11.7% Net operating income 605 640 670 675 627 -7.1% 605 627 +3.8% Net loan-loss provisions (130) (166) (103) (112) (78) -30.7% (130) (78) -40.5% Other gains (losses) and provisions (62) (108) (63) (197) (49) -75.0% (62) (49) -20.6% Profit before tax 412 366 505 366 500 +36.6% 412 500 +21.4% Consolidated profit 314 258 392 255 378 +48.2% 314 378 +20.6% Attributable profit 213 173 256 158 237 +50.6% 213 237 +11.4%

65 Poland (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 708 714 742 752 744 -1.0% 708 744 +5.2% Net fee income 181 167 173 170 189 +11.4% 181 189 +4.5% Gains (losses) on financial transactions and other (29) 18 26 23 (50) — (29) (50) +73.6% Total revenue 860 899 941 945 883 -6.5% 860 883 +2.7% Operating expenses (236) (243) (257) (252) (256) +1.4% (236) (256) +8.3% Net operating income 624 656 684 692 627 -9.4% 624 627 +0.6% Net loan-loss provisions (134) (170) (104) (115) (78) -32.4% (134) (78) -42.3% Other gains (losses) and provisions (64) (110) (64) (202) (49) -75.6% (64) (49) -23.0% Profit before tax 425 375 515 376 500 +33.2% 425 500 +17.7% Consolidated profit 323 264 401 262 378 +44.6% 323 378 +16.9% Attributable profit 220 177 262 162 237 +46.9% 220 237 +8.0%

66 Poland (PLN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 2,973 2,999 3,115 3,158 3,126 -1.0% 2,973 3,126 +5.2% Net fee income 761 700 727 714 795 +11.4% 761 795 +4.5% Gains (losses) on financial transactions and other (122) 75 110 96 (212) — (122) (212) +73.6% Total revenue 3,611 3,775 3,952 3,968 3,709 -6.5% 3,611 3,709 +2.7% Operating expenses (992) (1,021) (1,081) (1,060) (1,074) +1.4% (992) (1,074) +8.3% Net operating income 2,619 2,754 2,871 2,908 2,635 -9.4% 2,619 2,635 +0.6% Net loan-loss provisions (565) (716) (439) (482) (326) -32.4% (565) (326) -42.3% Other gains (losses) and provisions (268) (464) (268) (848) (207) -75.6% (268) (207) -23.0% Profit before tax 1,786 1,575 2,165 1,578 2,102 +33.2% 1,786 2,102 +17.7% Consolidated profit 1,359 1,108 1,683 1,099 1,589 +44.6% 1,359 1,589 +16.9% Attributable profit 924 744 1,099 679 998 +46.9% 924 998 +8.0%

67 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,095 1,092 1,069 1,105 1,112 +0.6% 1,095 1,112 +1.6% Net fee income 220 231 229 222 188 -15.6% 220 188 -14.6% Gains (losses) on financial transactions and other 95 120 100 100 103 +2.9% 95 103 +7.9% Total revenue 1,410 1,444 1,398 1,427 1,402 -1.7% 1,410 1,402 -0.5% Operating expenses (665) (655) (656) (629) (667) +6.0% (665) (667) +0.3% Net operating income 745 789 742 799 736 -7.9% 745 736 -1.3% Net loan-loss provisions (276) (308) (279) (345) (336) -2.8% (276) (336) +21.7% Other gains (losses) and provisions (69) (124) (61) (481) (43) -91.0% (69) (43) -36.8% Profit before tax 401 356 402 (28) 357 — 401 357 -11.0% Consolidated profit 297 279 302 (2) 256 — 297 256 -13.9% Attributable profit 229 224 243 (54) 193 — 229 193 -15.5%

68 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,095 1,094 1,073 1,109 1,112 +0.3% 1,095 1,112 +1.5% Net fee income 220 231 229 222 188 -15.6% 220 188 -14.7% Gains (losses) on financial transactions and other 96 121 101 100 103 +2.7% 96 103 +7.7% Total revenue 1,411 1,447 1,403 1,431 1,402 -2.0% 1,411 1,402 -0.6% Operating expenses (665) (655) (658) (630) (667) +5.8% (665) (667) +0.3% Net operating income 746 791 745 801 736 -8.2% 746 736 -1.3% Net loan-loss provisions (275) (311) (280) (346) (336) -2.9% (275) (336) +21.8% Other gains (losses) and provisions (69) (126) (61) (487) (43) -91.1% (69) (43) -37.4% Profit before tax 401 355 404 (31) 357 — 401 357 -11.0% Consolidated profit 298 278 303 (5) 256 — 298 256 -13.9% Attributable profit 229 223 244 (57) 193 — 229 193 -15.5%

69 United States (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,396 1,428 1,411 1,458 1,499 +2.8% 1,396 1,499 +7.3% Net fee income 267 272 296 317 355 +12.0% 267 355 +33.0% Gains (losses) on financial transactions and other 205 201 163 167 160 -4.0% 205 160 -22.2% Total revenue 1,869 1,900 1,870 1,941 2,014 +3.7% 1,869 2,014 +7.8% Operating expenses (940) (963) (940) (987) (1,007) +2.0% (940) (1,007) +7.2% Net operating income 929 938 929 954 1,006 +5.5% 929 1,006 +8.4% Net loan-loss provisions (615) (556) (650) (686) (535) -22.0% (615) (535) -13.0% Other gains (losses) and provisions (40) (43) (62) (45) (25) -44.8% (40) (25) -38.6% Profit before tax 274 339 217 223 447 +100.1% 274 447 +63.3% Consolidated profit 279 385 216 229 417 +82.0% 279 417 +49.1% Attributable profit 279 385 216 229 417 +82.0% 279 417 +49.1%

70 United States (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,440 1,461 1,473 1,478 1,499 +1.4% 1,440 1,499 +4.1% Net fee income 275 279 309 322 355 +10.4% 275 355 +29.0% Gains (losses) on financial transactions and other 212 205 170 168 160 -5.0% 212 160 -24.5% Total revenue 1,927 1,944 1,952 1,968 2,014 +2.3% 1,927 2,014 +4.5% Operating expenses (969) (985) (982) (1,001) (1,007) +0.6% (969) (1,007) +3.9% Net operating income 958 959 970 967 1,006 +4.1% 958 1,006 +5.1% Net loan-loss provisions (634) (568) (678) (696) (535) -23.2% (634) (535) -15.7% Other gains (losses) and provisions (41) (44) (64) (45) (25) -45.5% (41) (25) -40.5% Profit before tax 282 347 228 226 447 +98.2% 282 447 +58.3% Consolidated profit 288 394 226 231 417 +80.4% 288 417 +44.6% Attributable profit 288 394 226 231 417 +80.4% 288 417 +44.6%

71 United States (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,516 1,537 1,550 1,555 1,577 +1.4% 1,516 1,577 +4.1% Net fee income 290 293 325 338 373 +10.4% 290 373 +29.0% Gains (losses) on financial transactions and other 223 216 179 177 168 -5.0% 223 168 -24.5% Total revenue 2,028 2,046 2,054 2,071 2,119 +2.3% 2,028 2,119 +4.5% Operating expenses (1,020) (1,037) (1,033) (1,053) (1,060) +0.6% (1,020) (1,060) +3.9% Net operating income 1,008 1,009 1,021 1,018 1,059 +4.1% 1,008 1,059 +5.1% Net loan-loss provisions (668) (598) (713) (733) (563) -23.2% (668) (563) -15.7% Other gains (losses) and provisions (43) (46) (68) (47) (26) -45.5% (43) (26) -40.5% Profit before tax 297 365 240 237 470 +98.2% 297 470 +58.3% Consolidated profit 303 415 238 243 438 +80.4% 303 438 +44.6% Attributable profit 303 415 238 243 438 +80.4% 303 438 +44.6%

72 Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,214 1,207 1,113 1,097 1,129 +3.0% 1,214 1,129 -7.0% Net fee income 359 374 329 322 350 +8.6% 359 350 -2.5% Gains (losses) on financial transactions and other 35 55 34 139 26 -81.1% 35 26 -24.1% Total revenue 1,608 1,636 1,476 1,558 1,506 -3.3% 1,608 1,506 -6.3% Operating expenses (665) (677) (634) (689) (628) -8.8% (665) (628) -5.6% Net operating income 943 959 843 869 878 +1.0% 943 878 -6.9% Net loan-loss provisions (370) (351) (293) (263) (304) +15.7% (370) (304) -17.7% Other gains (losses) and provisions (15) (17) (13) (17) (31) +86.2% (15) (31) +112.8% Profit before tax 558 590 536 589 542 -7.9% 558 542 -2.8% Consolidated profit 412 430 395 439 395 -10.0% 412 395 -4.2% Attributable profit 411 429 394 438 394 -10.0% 411 394 -4.2%

73 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,042 1,042 1,076 1,092 1,129 +3.5% 1,042 1,129 +8.4% Net fee income 308 323 319 321 350 +8.9% 308 350 +13.6% Gains (losses) on financial transactions and other 30 47 34 131 26 -79.9% 30 26 -11.6% Total revenue 1,380 1,412 1,429 1,544 1,506 -2.4% 1,380 1,506 +9.1% Operating expenses (571) (585) (612) (680) (628) -7.6% (571) (628) +10.0% Net operating income 809 828 817 864 878 +1.6% 809 878 +8.5% Net loan-loss provisions (317) (303) (286) (266) (304) +14.5% (317) (304) -4.1% Other gains (losses) and provisions (13) (15) (13) (16) (31) +89.4% (13) (31) +147.8% Profit before tax 479 509 518 582 542 -6.7% 479 542 +13.2% Consolidated profit 354 371 381 433 395 -8.7% 354 395 +11.6% Attributable profit 353 370 380 431 394 -8.7% 353 394 +11.6%

74 Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 22,390 22,383 23,112 23,448 24,260 +3.5% 22,390 24,260 +8.4% Net fee income 6,621 6,937 6,850 6,903 7,520 +8.9% 6,621 7,520 +13.6% Gains (losses) on financial transactions and other 639 1,017 724 2,804 564 -79.9% 639 564 -11.6% Total revenue 29,650 30,337 30,686 33,155 32,344 -2.4% 29,650 32,344 +9.1% Operating expenses (12,267) (12,559) (13,136) (14,603) (13,488) -7.6% (12,267) (13,488) +10.0% Net operating income 17,383 17,778 17,550 18,552 18,856 +1.6% 17,383 18,856 +8.5% Net loan-loss provisions (6,816) (6,515) (6,151) (5,708) (6,535) +14.5% (6,816) (6,535) -4.1% Other gains (losses) and provisions (269) (319) (277) (352) (667) +89.4% (269) (667) +147.8% Profit before tax 10,298 10,943 11,122 12,492 11,653 -6.7% 10,298 11,653 +13.2% Consolidated profit 7,606 7,966 8,191 9,297 8,487 -8.7% 7,606 8,487 +11.6% Attributable profit 7,585 7,946 8,169 9,268 8,463 -8.7% 7,585 8,463 +11.6%

75 Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 2,630 2,605 2,474 2,413 2,402 -0.4% 2,630 2,402 -8.7% Net fee income 846 888 833 846 793 -6.3% 846 793 -6.3% Gains (losses) on financial transactions and other 30 (16) (24) 11 29 +168.4% 30 29 -5.6% Total revenue 3,507 3,477 3,282 3,270 3,223 -1.4% 3,507 3,223 -8.1% Operating expenses (1,156) (1,109) (1,024) (1,063) (1,059) -0.4% (1,156) (1,059) -8.4% Net operating income 2,351 2,368 2,258 2,207 2,165 -1.9% 2,351 2,165 -7.9% Net loan-loss provisions (1,163) (1,158) (1,088) (1,077) (1,166) +8.2% (1,163) (1,166) +0.2% Other gains (losses) and provisions (211) (251) (201) (204) (194) -4.7% (211) (194) -8.0% Profit before tax 977 958 969 926 805 -13.1% 977 805 -17.6% Consolidated profit 618 640 696 712 559 -21.6% 618 559 -9.6% Attributable profit 561 580 630 652 509 -21.9% 561 509 -9.3%

76 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 2,298 2,374 2,448 2,438 2,402 -1.5% 2,298 2,402 +4.5% Net fee income 739 808 823 852 793 -7.0% 739 793 +7.2% Gains (losses) on financial transactions and other 27 (13) (22) 10 29 +189.9% 27 29 +8.1% Total revenue 3,064 3,169 3,249 3,300 3,223 -2.3% 3,064 3,223 +5.2% Operating expenses (1,010) (1,011) (1,016) (1,072) (1,059) -1.2% (1,010) (1,059) +4.8% Net operating income 2,054 2,158 2,233 2,229 2,165 -2.9% 2,054 2,165 +5.4% Net loan-loss provisions (1,016) (1,056) (1,077) (1,088) (1,166) +7.2% (1,016) (1,166) +14.8% Other gains (losses) and provisions (184) (228) (200) (206) (194) -5.8% (184) (194) +5.3% Profit before tax 853 874 955 935 805 -13.9% 853 805 -5.7% Consolidated profit 540 583 682 713 559 -21.6% 540 559 +3.5% Attributable profit 490 528 617 652 509 -21.9% 490 509 +3.8%

77 Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 14,135 14,604 15,058 14,998 14,776 -1.5% 14,135 14,776 +4.5% Net fee income 4,549 4,973 5,065 5,243 4,877 -7.0% 4,549 4,877 +7.2% Gains (losses) on financial transactions and other 164 (82) (136) 61 177 +189.9% 164 177 +8.1% Total revenue 18,847 19,495 19,987 20,303 19,830 -2.3% 18,847 19,830 +5.2% Operating expenses (6,213) (6,222) (6,253) (6,592) (6,513) -1.2% (6,213) (6,513) +4.8% Net operating income 12,634 13,273 13,734 13,710 13,317 -2.9% 12,634 13,317 +5.4% Net loan-loss provisions (6,251) (6,494) (6,626) (6,694) (7,174) +7.2% (6,251) (7,174) +14.8% Other gains (losses) and provisions (1,134) (1,404) (1,232) (1,267) (1,194) -5.8% (1,134) (1,194) +5.3% Profit before tax 5,249 5,375 5,876 5,750 4,950 -13.9% 5,249 4,950 -5.7% Consolidated profit 3,321 3,585 4,193 4,385 3,436 -21.6% 3,321 3,436 +3.5% Attributable profit 3,016 3,248 3,797 4,011 3,132 -21.9% 3,016 3,132 +3.8%

78 Chile (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 352 472 482 516 512 -0.7% 352 512 +45.6% Net fee income 129 137 146 140 151 +8.5% 129 151 +17.6% Gains (losses) on financial transactions and other 47 51 64 59 58 -0.8% 47 58 +24.9% Total revenue 527 659 691 714 722 +1.1% 527 722 +36.9% Operating expenses (224) (241) (236) (232) (249) +7.3% (224) (249) +11.0% Net operating income 303 418 455 482 473 -1.9% 303 473 +56.1% Net loan-loss provisions (125) (126) (127) (118) (156) +32.0% (125) (156) +24.5% Other gains (losses) and provisions (18) (2) (11) (21) (3) -87.7% (18) (3) -85.8% Profit before tax 160 290 317 343 315 -8.3% 160 315 +97.0% Consolidated profit 126 232 257 285 268 -5.7% 126 268 +113.8% Attributable profit 90 162 180 196 185 -5.8% 90 185 +104.1%

79 Chile (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 357 469 485 523 512 -2.0% 357 512 +43.5% Net fee income 130 136 147 142 151 +6.9% 130 151 +16.0% Gains (losses) on financial transactions and other 47 50 64 60 58 -2.2% 47 58 +23.2% Total revenue 535 655 696 724 722 -0.3% 535 722 +35.0% Operating expenses (227) (239) (238) (235) (249) +5.8% (227) (249) +9.5% Net operating income 307 416 458 489 473 -3.2% 307 473 +53.9% Net loan-loss provisions (127) (125) (128) (120) (156) +30.0% (127) (156) +22.7% Other gains (losses) and provisions (18) (1) (11) (21) (3) -87.8% (18) (3) -86.0% Profit before tax 162 289 319 348 315 -9.5% 162 315 +94.3% Consolidated profit 127 231 259 288 268 -6.8% 127 268 +110.8% Attributable profit 92 162 181 198 185 -6.9% 92 185 +101.3%

80 Chile (CLP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 361,759 475,476 491,886 529,884 519,215 -2.0% 361,759 519,215 +43.5% Net fee income 132,221 137,526 148,628 143,434 153,370 +6.9% 132,221 153,370 +16.0% Gains (losses) on financial transactions and other 47,914 50,822 65,168 60,347 59,022 -2.2% 47,914 59,022 +23.2% Total revenue 541,894 663,825 705,682 733,665 731,607 -0.3% 541,894 731,607 +35.0% Operating expenses (230,419) (242,392) (241,154) (238,447) (252,205) +5.8% (230,419) (252,205) +9.5% Net operating income 311,474 421,433 464,529 495,219 479,401 -3.2% 311,474 479,401 +53.9% Net loan-loss provisions (128,553) (126,876) (129,978) (121,321) (157,775) +30.0% (128,553) (157,775) +22.7% Other gains (losses) and provisions (18,723) (1,490) (10,793) (21,524) (2,621) -87.8% (18,723) (2,621) -86.0% Profit before tax 164,199 293,067 323,757 352,373 319,006 -9.5% 164,199 319,006 +94.3% Consolidated profit 129,060 234,352 262,298 292,044 272,075 -6.8% 129,060 272,075 +110.8% Attributable profit 92,983 163,683 183,935 201,084 187,149 -6.9% 92,983 187,149 +101.3%

81 Argentina (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 1,025 397 390 1,107 416 -62.4% 1,025 416 -59.4% Net fee income 131 73 111 287 172 -39.9% 131 172 +31.4% Gains (losses) on financial transactions and other (601) (6) (81) (347) (84) -75.7% (601) (84) -86.0% Total revenue 555 465 421 1,047 504 -51.9% 555 504 -9.3% Operating expenses (286) (129) (192) (416) (223) -46.3% (286) (223) -21.9% Net operating income 270 336 228 631 281 -55.5% 270 281 +4.1% Net loan-loss provisions (35) (31) (63) (156) (76) -51.4% (35) (76) +117.4% Other gains (losses) and provisions (131) (77) (22) (123) (8) -93.6% (131) (8) -93.9% Profit before tax 104 228 143 352 197 -44.0% 104 197 +89.4% Consolidated profit 102 165 116 284 129 -54.6% 102 129 +26.6% Attributable profit 101 164 116 283 129 -54.6% 101 129 +26.7%

82 Argentina (Argentine peso mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 949,444 1,183,149 799,603 665,292 593,186 -10.8% 949,444 593,186 -37.5% Net fee income 121,575 184,297 204,428 232,193 246,000 +5.9% 121,575 246,000 +102.3% Gains (losses) on financial transactions and other (556,696) (352,838) (202,443) (162,607) (120,328) -26.0% (556,696) (120,328) -78.4% Total revenue 514,323 1,014,608 801,588 734,878 718,858 -2.2% 514,323 718,858 +39.8% Operating expenses (264,501) (356,735) (360,405) (278,460) (318,131) +14.2% (264,501) (318,131) +20.3% Net operating income 249,823 657,872 441,183 456,418 400,727 -12.2% 249,823 400,727 +60.4% Net loan-loss provisions (32,243) (66,079) (109,905) (142,215) (107,970) -24.1% (32,243) (107,970) +234.9% Other gains (losses) and provisions (121,080) (190,573) (60,700) (63,207) (11,302) -82.1% (121,080) (11,302) -90.7% Profit before tax 96,499 401,221 270,578 250,996 281,455 +12.1% 96,499 281,455 +191.7% Consolidated profit 94,174 305,308 219,057 202,550 183,690 -9.3% 94,174 183,690 +95.1% Attributable profit 93,937 304,665 218,682 202,229 183,358 -9.3% 93,937 183,358 +95.2%

83 Rest of the Group (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 183 196 228 225 250 +11.1% 183 250 +36.3% Net fee income 162 180 181 199 205 +2.6% 162 205 +26.2% Gains (losses) on financial transactions and other 78 109 92 55 70 +27.9% 78 70 -10.3% Total revenue 424 485 501 479 525 +9.5% 424 525 +23.8% Operating expenses (395) (385) (393) (375) (409) +9.1% (395) (409) +3.6% Net operating income 29 100 107 104 116 +10.8% 29 116 +298.8% Net loan-loss provisions (54) (55) (50) (71) (70) -1.3% (54) (70) +30.6% Other gains (losses) and provisions (29) (256) (66) (8) 3 — (29) 3 — Profit before tax (54) (210) (9) 25 49 +96.1% (54) 49 — Consolidated profit (56) (229) (37) 38 23 -40.2% (56) 23 — Attributable profit (56) (227) (37) 40 23 -43.6% (56) 23 —

84 Rest of the Group (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q1'25 / Q4'24 Q1'24 Q1'25 Q1'25 / Q1'24 Net interest income 178 189 231 227 250 +10.1% 178 250 +40.2% Net fee income 162 178 183 200 205 +2.3% 162 205 +26.7% Gains (losses) on financial transactions and other 79 107 93 58 70 +21.5% 79 70 -11.0% Total revenue 419 474 507 485 525 +8.2% 419 525 +25.3% Operating expenses (393) (381) (397) (377) (409) +8.5% (393) (409) +4.0% Net operating income 25 93 110 108 116 +7.5% 25 116 +354.9% Net loan-loss provisions (52) (53) (50) (72) (70) -1.9% (52) (70) +35.5% Other gains (losses) and provisions (28) (255) (67) (9) 3 — (28) 3 — Profit before tax (55) (215) (7) 27 49 +76.5% (55) 49 — Consolidated profit (57) (233) (36) 39 23 -42.1% (57) 23 — Attributable profit (57) (231) (36) 42 23 -45.8% (57) 23 —

85 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

86 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Banking ❑ CoR: Cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NII: Net interest income ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ QoQ: Quarter-on-Quarter ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year ❑ YTD: Year to date

87 Glossary - Definitions EFFICIENCY • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk. • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer